K&L Gates llp
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com
September 1, 2009
Eric S. Purple
D 202.778.9220
F 202.778-9100
eric.purple@klgates.com
By E-mail and EDGAR
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Attn: Mr. Larry Greene
Re:	Calamos Global Total Return Fund (File Nos. 333-146944 and 811-21547) Registration Statement on Form N-2 Relating to Universal Shelf Offering
Dear Mr. Greene:
     On August 21, 2009, Calamos Global Total Return Fund (the “Fund”) filed Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Amendment”) for the purpose of: (1) providing updated financial information and (2) making conforming language changes in response to the Commission staff’s comments on substantially identical disclosure contained in the Registration Statements for certain related funds, as described below. The purpose of this letter is to request selective review of the Amendment, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).
     In connection with the Fund’s 2008 universal shelf registration of Common Shares, Preferred Shares and Debt Securities, the SEC staff reviewed the Fund’s prospectus, forms of prospectus supplement and statement of additional information. The Fund is requesting selective review of those portions of the Amendment that are identical to (or substantially identical to) the registration statement previously filed for the purpose of registering its common shares of beneficial interest (“Common Shares”), preferred shares of beneficial interest (“Preferred Shares”), debt securities (“Debt Securities”), or any combination of Common Shares, Preferred Shares or Debt Securities, with a proposed maximum aggregate offering price of $75,000,000 (the “Shelf Registration Statement”), which was declared effective in March 2008.
     In addition, much of the disclosure relating to the description of securities and plan of distribution is substantially identical to disclosure in recent universal shelf registration statements or amendments thereto (the “Other Calamos Fund Registration Statements”) relating to common shares of beneficial interest, preferred shares of beneficial interest and debt securities filed by:

Division of Investment Management
September 1, 2009

•	Calamos Convertible Opportunities and Income Fund (File Nos. 333-146945 and 811-21080) (“CHI”);

•	Calamos Convertible and High Income Fund (File Nos. 333-146947 and 811-21319) (“CHY”);

•	Calamos Global Dynamic Income Fund (File Nos. 333-153443 and 811-22047) (“CHW”); and

•	Calamos Strategic Total Return Fund (File Nos. 333-146943 and 811-21484) (“CSQ” and together with CHI, CHY and CHW, the “Other Calamos Funds”).
     The Other Calamos Funds are closed-end investment companies managed by Calamos Advisors LLC, the investment adviser of the Fund. After the Commission staff provided comments and reviewed the responses to those comments, the Commission declared the Post-Effective Amendments to each of CHI’s and CHY’s Registration Statements effective in April 2009. The Commission also previously declared the CSQ Registration Statement effective in March 2008, after several rounds of comment letters and responses. In addition, the Commission staff has reviewed the CHW Registration Statement and provided comments in January 2009, March 2009 and August 2009. The Fund is requesting selective review of those portions of the Shelf Registration Statement that are identical to (or substantially identical to) the Other Calamos Fund Registration Statements, and therefore have been subject to review by the Commission staff.
     As we have discussed, overall, the only substantive differences between the Amendment and the Shelf Registration Statement and Other Calamos Fund Registration Statements, as appropriate, are:
•	the Amendment reflects the redemption of all of the Fund’s outstanding Auction Rate Cumulative Preferred Shares (“ARPS”), and, as such, does not include the ARPS-specific disclosure changes requested by the Commission staff during its review of the Other Calamos Fund Registration Statements; and

•	the Amendment describes the terms of the Committed Facility Agreement with BNP Paribas Prime Brokerage, Inc. (as successor to Bank of America N.A.) that allows the Fund to borrow up to an initial limit of $59,000,000.
     Other than as described above, the description of securities and the plan of distribution disclosed in the Amendment are substantially identical to the same portions of the Shelf Registration Statement and Other Calamos Fund Registration Statements.
     In the paragraphs that follow, I have indicated the specific sections of the Shelf Registration Statement with respect to which the Fund is requesting selective review.

Division of Investment Management
September 1, 2009

     Please note that I have not indicated in the description below all places where changes were made to update dates or other information, to reflect the fact that the Fund no longer has ARPS outstanding, or other changes of a minor or conforming nature.
Prospectus
     Cover Page —The disclosure on the cover page is substantially identical to the corresponding disclosure in the same location for the Other Calamos Funds.
     Prospectus Summary — I have listed below those subsections of the section captioned “Prospectus Summary” that are substantially identical to disclosure previously subject to review by the Commmission staff, and for which the Fund is requesting selective review.
     The Fund; Investment Adviser; The Offering; Use of Proceeds; and Dividends and Distributions on Common Shares. The disclosure in these subsections is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Investment Policies. The disclosure in these subsections is substantially identical to the corresponding disclosure in the Shelf Registration Statement.
     Use of Leverage by the Fund; Interest Rate Transactions; and Conflicts of Interest. The disclosure in this subsection is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Fund Risks. The disclosure in this subsection is substantially identical to the disclosure in the corresponding subsections of the Shelf Registration Statement and the Other Calamos Funds’ Registration Statements.
     Additional Risks to Common Shareholders; and Additional Risks to Senior Security Holders. The disclosure in this subsection is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Summary of Fund Expenses; Financial Highlights; Market and Net Asset Value Information; and Use of Proceeds — The disclosure in these sections (aside from specific financial data) is substantially identical to the corresponding sections of the Other Calamos Funds’ Registration Statements.
     The Fund; and Investment Objective and Strategies — The disclosure in these sections is substantially identical to the corresponding sections of the Shelf Registration Statement, except for the disclosure under the subsection “Conflicts of Interest”, which is substantially identical to the corresponding subsection of the Other Calamos Funds’ Registration Statements.
     Leverage; and Interest Rate Transactions — The disclosure in these sections is substantially identical to the corresponding sections of the Other Calamos Funds’ Registration Statements.

Division of Investment Management
September 1, 2009

     Risk Factors — The disclosure in this subsection is substantially identical to the disclosure in the corresponding subsections of the Shelf Registration Statement and the Other Calamos Funds’ Registration Statements, except for the disclosure under the subsections “Additional Risks to Common Shareholders” and “Additional Risks to Senior Security Holders”, which is substantially identical to the corresponding subsection of the Other Calamos Funds’ Registration Statements.
     Management of the Fund — This section is substantially identical to the corresponding sections of the Shelf Registration Statement and the Other Calamos Funds’Registration Statements.
     Closed-End Fund Structure; Certain Federal Income Tax Matters; Net Asset Value; Dividends and Distributions on Common Shares; Automatic Dividend Reinvestment Plan; Description of Securities; Rating Agency Guidelines; Plan of Distribution; Legal Matters; Experts; and Table of Contents of Statement of Additional Information — The disclosure in these sections is substantially identical to disclosure in the corresponding sections of the Other Calamos Funds’ Registration Statements. Please note that, as discussed, there is new disclosure in the Description of Securities section that describes the describes the terms of the Committed Facility Agreement with BNP Paribas Prime Brokerage, Inc.
     Certain Provisions of the Agreement and Declaration of Trust and By-Laws, Including Antitakeover Provisions; Custodian, Transfer Agent, Dividend Disbursing Agent and Registrar; and Available Information — The disclosure in these sections is substantially identical to disclosure in the corresponding sections of the Shelf Registration Statement and the Other Calamos Funds’ Registration Statements.
     Form of Prospectus Supplements — The forms of prospectus supplements included in the Amendment are substantially identical to the corresponding sections in the Other Calamos Funds’ Registration Statements.
Prospectus Supplement Relating to Common Shares
     Cover Page —The disclosure on the cover page is substantially identical to the corresponding disclosure in the same location for the Other Calamos Funds.
     Prospectus Supplement Summary — I have listed below those subsections of the section captioned “Prospectus Supplement Summary” that are substantially identical to disclosure previously subject to review by the Commission staff, and for which the Fund is requesting selective review.
     The Fund; Investment Adviser; The Offering; and Use of Proceeds. The disclosure in these subsections is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Capitalization; Financial Highlights; Summary of Fund Expenses; Market and Net Asset Value Information; Use of Proceeds; Plan of Distribution; Legal Matters; Experts; and Available

Division of Investment Management
September 1, 2009

Information — The disclosure in these sections (aside from specific financial data) is substantially identical to the corresponding sections of the Other Calamos Funds’ Registration Statements.
Statement of Additional Information
     The disclosure in the Statement of Additional Information included in the Amendment is substantially identical to the disclosure in the statement of additional information included in the Other Calamos Funds’ Registration Statements, except for the disclosure in the “Investment Objective and Policies” section, which is substantially identical to the corresponding disclosure in the Shelf Registration Statement.
     Appendix A of the Statement of Additional Information (“Description of Ratings”) is substantially identical to Appendix C of the statement of additional information included in the Shelf Registration Statement, and Appendix B of the statement of additional information included in the Other Calamos Funds’ Registration Statements.
     Please call me or David P. Glatz (312-807-4295) if you have any questions about the enclosed, or if you require anything further.
Very truly yours,
Eric S. Purple
Enclosures

cc:	Stathy Darcy
Paulita A. Pike